Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

March 16, 2012

Item 3.	News Release

The Company’s news release dated March 16, 2012, was disseminated by Marketwire, Incorporated on March 16, 2012.

Item 4.	Summary of Material Change

The Company announced that it has closed its previously announced Convertible Loan Agreement and Forward Silver Purchase Agreement with Deutsche Bank, AG, London Branch, in the amounts of CAD$6,000,000 and US$11,300,000, respectively.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated March 16, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Closing of Convertible Loan and Prepaid Forward Silver Purchase Agreements

Vancouver, BC – March 16, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that it has closed its previously announced Convertible Loan Agreement (the “Loan Agreement”) and Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), in the amounts of CAD$6,000,000 and US$11,300,000, respectively.

Further to the Company’s news release of March 5, 2012, the principal portion of the Loan Agreement is convertible at Deutsche Bank’s option into common shares of the Company at a conversion price of CAD$0.6121, which is the five (5)-day volume weighted average price of Petaquilla’s common shares on the Toronto Stock Exchange immediately prior to March 14, 2012, the effective date of the Loan Agreement plus a 15% premium.

Pursuant to the Silver Agreement, the Company will deliver 525,500 ounces of silver to Deutsche Bank over a five year term and the Company will receive an additional cash payment for silver pricing above US$25 per ounce, up to a maximum of US$30 per ounce.

The Company has paid structuring and consulting fees in connection with the loan and forward sale.

Execution of the Silver Agreement constitutes the final phase of the Company’s strategy to redeem its outstanding Notes and Convertible Notes. As such, a portion of the net proceeds from the Silver Agreement has been used to completely pay out the Company’s noteholders. As part of the completion of the Silver Agreement with Deutsche Bank, David Levy, the noteholders’ representative on the board, has resigned as a director of the Company.

Joao C. Manuel, Chief Executive Officer of the Company, commented, “The closing of these agreements with Deutsche Bank will allow us to focus on expanding our Molejon gold plant in Panama, and develop our concessions in Spain and Portugal. We are very pleased with the confidence Deutsche Bank once again has clearly shown in our projects”.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.